December 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner

Division of Corporate Finance

Office of Life Sciences

Re:	Rafael Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on November 22, 2024

File No. 333-282558

Dear Ms. Mariner:

Rafael Holdings, Inc., a Delaware corporation (“Rafael” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-4 filed October 9, 2024 (as amended, the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to Rafael dated December 11, 2024. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the Amendment or the Joint Proxy Statement/Prospectus (the “Prospectus”) that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-4 filed November 22, 2024

Questions and Answers About the Transactions and the Special Meetings, page ii

1. We note your response to prior comment 3 and re-issue the comment in part. Please expand your newly created Q&A “How will the companies operate post-merger” on page vii to include disclosure, as mentioned elsewhere, that Rafael intends to focus its efforts on Trappsol Cyclo as its lead clinical program. Please also briefly explain the extent to which Rafael will continue to operate or invest in the Pharmaceutical Companies and their described operations, discussing the potential impact of Rafael’s planned shift in focus to Trappsol Cyclo post-merger on these operations.

Response: We have revised the Q&A entitled “How will the companies operate post-merger?” on page iii to include the disclosures requested by the Staff as well as the disclosures on pages 1 and 29.

Securities and Exchange Commission

December 19, 2024

Risk Factors

We are dependent on certain third-party suppliers, page 26

2. We note your response to prior comment 12. Please explain your assertion that Rafael and Cyclo are not “involved in the targeted industry” that is the subject of the BIOSECURE Act. In addition, your response states that you do not sell to any of the biotechnology companies of concern; however, you have not indicated whether either company purchases from any of the biotechnology companies of concern. Please clarify.

Response: The BIOSECURE Act (the “Biosecure Act”) was introduced on January 25, 2024 by the Chairman and Ranking Member of the Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party. The Senate Committee on Homeland Security and Government Affairs introduced a substantively similar version of the Act and drafted an amendment and advanced the bill to the full Senate for a vote on March 6, 2024.  The House of Representatives Committee on Oversight and Accountability held a markup session and drafted an amendment advancing its bill to a full House vote in May 2024.  The House passed the bill including the amendment on September 9, 2024.  A full Senate vote on either the Senate version or the House version of the Biosecure Act was the next key milestone; however the bill was not included in the recently-enacted 2025 National Defense Authorization Act.  Thus, it is uncertain, with the remaining legislative days before the 118th Congress adjourns, that the Act (either the Senate version or the House version) will be passed by both the House of Representatives and the Senate, or be signed into law by the President.

Even if the Act were to be signed into law in one of its present forms, it would have no apparent impact on biotechnology companies like Cyclo and Rafael.  For example, the Act mentions WuXi Apptec and WuXi Biologics, as well as BGI Group and subsidiaries of MGI Tech and Complete Genomics as “Biotechnology Companies of Concern”, and neither Cyclo nor Rafael procures or uses equipment or services produced or provided by these companies. The second part of the definition of “Biotechnology Companies of Concern” lists a number of factors which reflect a risk to national security, none of which to Cyclo’s or Rafael’s knowledge are applicable to, nor has there been any official public determination that they are applicable to, any company with which Cyclo or Rafael does business. In addition, as currently drafted, the Act only targets U.S. federal government contracts, grants, and loans provided by federal agencies to designated “Biotechnology Companies of Concern,” or to entities procuring services and/or equipment from such companies and does not apply to or prohibit or otherwise restrict private-sector transactions or dealings with the listed “Biotechnology Companies of Concern” or any companies designated as “Biotechnology Companies of Concern” in the future. As such, Cyclo and Rafael do not believe that the Act, if passed in its current form, would impact Cyclo, Rafael or the Surviving Entity. Neither Cyclo nor Rafael currently has any U.S. federal government contracts, grants, or loans. Finally, even if they otherwise did fall within the Act’s prohibitions, the Senate version of the Act includes a grandfathering provision, which exempts from the prohibitions of the Act those cases in which equipment or services are produced or provided by a “Biotechnology Company of Concern” under a contract or agreement entered into prior to the effective date of the Act.

Cyclo and Rafael will continue to closely monitor and evaluate the potential impacts of the Act on their business and operations.

Securities and Exchange Commission

December 19, 2024

Information About the Companies
Rafael Holdings, Inc., page 29

3. We note your disclosure both here and in the Rafael Form 10-K for the fiscal year ended July 31, 2024, incorporated by reference, that Cornerstone received negative results from its Avenger 500 Phase 3 study for Devimistat in pancreatic cancer as well as a recommendation to stop its ARMADA 2000 Phase 3 study due to a determination that the trial would unlikely achieve its primary endpoint. Please revise your disclosure to clarify where the Phase 3 study and trial were being conducted, and which regulatory authority oversaw such determinations.

Response: We have revised the disclosure on page 29 of the Prospectus and in Rafael’s Form 10-K to clarify where the Phase 3 study and trial were being conducted, and which body oversaw such determinations. Please note that the Cornerstone trials (Avenger 500 and ARMADA 2000) were company sponsored clinical trials. An independent data monitoring committee made recommendations to the company but final determinations were made by the company. The clinical trial data from these trials were shared with the FDA and the other health authorities of the countries in which these trials were conducted.

4. We note your disclosure that LipoMedix has completed various clinical stages of Promitil including a Phase 1A and 1B trial. Please revise your disclosure to state where these trials were held. In addition, please provide data from the completed trials where discussed, including information regarding endpoints and SAEs, to the extent applicable.

Response: We have revised the disclosure on page 30 of the Prospectus and in Rafael’s Form 10-K to provide the information requested by the Staff.

Incorporation of Certain Information by Reference, page 138

5. We note your response to prior comment 7. Please further revise your disclosure regarding Cyclo’s business, incorporated by reference from Cyclo’s Form 10-K for the fiscal year ended December 31, 2023, to remove or revise the below statements implying safety or efficacy, as the company’s product candidates have not yet received regulatory approval:

●	The statement on page 4 of Cyclo’s Form 10-K/A filed November 26, 2024 that “...to date, [Cyclo’s] clinical studies have preliminarily demonstrated that Trappsol Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups.”

●	The statements that Trappsol Cyclo demonstrated a “favorable safety profile” on pages 5 and 34 of Cyclo’s Form 10-K/A filed November 26, 2024.

You may present objective data from your trials but should not draw conclusions regarding safety and efficacy, as such determinations are within the sole purview of the FDA and equivalent foreign regulators.

Response: Cyclo has amended the disclosures in Item 1. Business under the headings “Overview” and “Our Clinical Studies – European and Israeli Phase I/II Clinical Study – Additional Data”, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Overview” and Item 8. Financial Statements and Supplementary Data in Note (1) Organization and Description of Business in our “Notes to Consolidated Financial Statements” in its Amendment No. 3 to Form 10-K accordingly. No such disclosure is included in the Prospectus.

Securities and Exchange Commission

December 19, 2024

6. Please revise your disclosure regarding Rafael’s Pharmaceutical Companies, both here and in the Rafael Form 10-K for the fiscal year ended July 31, 2024, to remove or revise all statements implying safety and/or efficacy, as the company’s product candidates have not yet received regulatory approval. Examples of such statements include, but are not limited to, the following:

●	“. . . Promi-Fol holds the potential to be a safe and effective therapeutic alternative to widely used instillation of mitomycin-c for local treatment of the growing elderly patient population with superficial bladder cancer”.

●	“Preclinical studies have shown that MMC was effective in killing of BRCA2 mutant tumors. Clinical efficacy of MMC has also been reported in heavily pretreated ovarian cancer patients with BRCA1 mutations.”

●	LipoMedix’s product candidate holds the potential to be “an innovative, safe, and effective cancer therapy”.

●	“In these studies, Promitil was found to be more efficacious and less toxic than MMC by a 3-fold factor.”

●	Your references to the “improved safety profile of Promitil in humans”.

●	Your statements that “CPI-613...holds the potential to be minimally toxic to healthy cells (i.e., safe and well-tolerated)”, “exhibited anti-cancer activities” and that “prolonged survival was observed”.

Safety and efficacy conclusions are within the sole authority of the FDA or equivalent foreign regulators. You may present the objective data observed in your clinical trials but should not draw safety and efficacy conclusions based on such results.

Response: We have revised the disclosure on page 30 of the Prospectus and in Rafael’s Form 10-K as requested by the Staff.

Securities and Exchange Commission

December 19, 2024

7. In the Rafael Form 10-K for the fiscal year ended July 31, 2024, we note your listing of some of the observed data from the U.S. Phase I Clinical Study of Trappsol Cyclo. Please clarify the material significance of the data point “[a]ll eligible patients requested continuation of Trappsol® Cyclo™ administration in the extension protocol via home infusion.”

Response: Both Rafael and Cyclo have deleted such disclosure from their respective Forms 10-K.

8. Please amend your disclosure in the Rafael Form 10-K for the fiscal year ended July 31, 2024, to clarify where in the clinical development process Promi-Fol and Promi- Dox currently are.

Response: We have revised the disclosure on page 6 of Rafael’s Form 10-K to clarify the current status of the developmental process for Promi-Fol and Promi-Dox.

9. We note your statements, both in this filing and in Rafael’s Form 10-K for the fiscal year ended July 31, 2024, that Day Three “empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s pharmaceutical-grade technology and innovation like Unlokt”. Please amend your filing to expand your disclosure regarding this technology, providing details regarding its application, functionality and use, and provide support for this statement and your references to such technology as “pharmaceutical-grade”. To the extent the company has received any form of approval or certification of the technology as a basis for these claims, please describe where appropriate.

Response: Day Three’s Unlokt technology is an inclusion complex in which various proteins act as host molecules encapsulating oil to create water soluble solutions for the otherwise hydrophobic liquid. To date, Unlokt has primarily been used in the cannabis space, where Day Three holds various U.S. and foreign patents.

Unlokt operates in a competitive landscape with other service providers and water-soluble technology providers. Other competitive solutions are nano emulsions, which can include highly artificial components and other unknown chemicals. Unlokt contains only three core ingredients: the oil component, the host protein, and water.

When applied to cannabis, the Unlokt technology yields an active ingredient that is more easily digestible by the body than unaltered cannabis input on its own. Unlokt provides for both higher bioavailability of the active molecule, as well as a faster uptake time into the system when compared to unaltered cannabis as evidenced by rodent studies done by Day Three. In rodent-based pharmacokinetic trials, Unlokt containing cannabidiol (CBD) reached a time to maximal concentration in 30 minutes, whereas CBD without a water-soluble solution reached maximal concentration in 180 minutes. Unlokt’s maximal concentration in this trial was 3.5 times higher than that of CBD without Unlokt. Manufacturing partners have also described Unlokt as having a more palatable taste profile when compared to competitor technologies on the market, a key value add in the industry, although no study has been commissioned on this.

Day Three partners with third party manufacturers who can license the Unlokt technology for use in their own products, or manufacture the ingredient for resale to others. Many of these partners operate in GMP-certified facilities, and the Unlokt technology fits within the standards of those regulations.

We have revised the disclosure on page 8 of the Form 10-K to amend the disclosure as requested by the Staff.

Securities and Exchange Commission

December 19, 2024

10. Please revise your disclosure both here and in the Rafael Form 10-K for the fiscal year ended July 31, 2024, to provide more detail regarding the operations and product candidates of Rafael Medical Devices, where appropriate. Your disclosure should include information regarding the “surgical and procedural devices” the company is currently developing. To the extent the company has not yet developed any devices and has no devices in its product portfolio, please revise your disclosure to make clear that the claims associated with Rafael Medical Devices are aspirational in nature and are not references to current operations.

Response: We have revised the disclosure on page 30 of the Prospectus and in Rafael’s Form 10-K as requested by the Staff.

11. Please revise the risk factor contained in Rafael’s Form 10-K for the fiscal year ended July 31, 2024, relating to Israel’s war with Hamas to clarify whether the company has experienced material disruptions to date based on the war and conflicts discussed, either as a result of employees being called for service or otherwise.

Response: We have revised the risk factor contained in Rafael’s Form 10-K for the fiscal year ended July 31, 2024, relating to Israel’s war with Hamas to clarify that the company has not experienced material disruptions to date based on the war and conflicts discussed, either as a result of employees being called for service or otherwise. We have also made corresponding changes to the Management’s Discussion and Analysis of Results of Operations and Financial Condition section of Rafael’s Form 10-K.

12. Please revise your disclosure in the risk factor entitled “The relationship between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders’ interests” in Rafael’s Form 10-K for the fiscal year ended July 31, 2024, to provide more detail regarding the conflict of interest with stockholders briefly noted in this risk factor.

Response: We have revised the risk factor entitled “The relationship between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders’ interests” contained in Rafael’s Form 10-K for the fiscal year ended July 31, 2024 to provide the details requested by the Staff.

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Securities and Exchange Commission

December 19, 2024

Rafael acknowledges that Rafael and its management are responsible for the adequacy and accuracy of the disclosure in the filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer

cc:	Daniel Gordon	Alison Newman
	Tamika Sheppard	Sarah Hewitt
	Laura Crotty	N. Scott Fine
	Dov Schwell	Joshua Fine